October 25, 2006	19058.00002

Dryden California Municipal Fund

c/o Willkie, Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

Ladies and Gentlemen:

You have requested us, as special local tax counsel to Dryden California Municipal Fund, a Massachusetts business trust (the “Fund”), with respect to the California Income Series (the “Series”), to render an opinion as to (i) the California income tax treatment of distributions by the Series to its shareholders who are either corporations subject to California taxation or are individuals who are residents of California; and (ii) whether shares of the Series are subject to any personal property or similar tax in California.

In rendering the opinions set forth below, we have assumed the following:

1.           The Series will be treated as an association taxable as a corporation for federal income tax purposes pursuant to Section 7701(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.           The Series has elected to be treated as a regulated investment company and will at all times qualify to be a “regulated investment company” as that term is defined in Code Section 851, as in effect on January 1, 2005.

3.           The Series will, at all times, qualify under Code Section 852(a) in order that the holders of shares in the Fund (the “Shareholders”) will be provided the federal income tax treatment afforded shareholders under Code Section 852 who receive dividends from a regulated investment company and, in particular, the Shareholders will be afforded the federal income tax treatment provided for exempt-interest dividends under Code Section 852(b)(5).

4.           The interest received from at least 50% of the obligations held by the Series will qualify as interest excludable from gross income under Code Section 103(a).

5.           The Series, at the close of each quarter of its taxable year, will have no less than 50% of the value (as defined in Section 17145(b)(4) of the California Revenue and Taxation Code) of its total assets consisting of obligations (when held by an individual) the interest on which is exempt from California personal income taxation under California tax law (“California Municipal Obligations”).

Dryden California Municipal Fund

October 25, 2006

For purposes of this opinion the term “Corporate Shareholders” refers to business entities that are classified as corporations pursuant to Code Section 7701 and Treasury Regulations Section 301.7701-2 or 301.7701-3.

Based upon the foregoing, we are of the opinion that, as of the date of this letter for tax years beginning on or after January 1, 2006:

a.           Individual Shareholders who are residents of California will not be subject to the California personal income tax or alternative minimum tax (Section 17001 et seq. of the California Revenue and Taxation Code (Division 2, Part 10)) on distributions received from the Series to the extent such distributions are attributable to interest received by the Series during its taxable year on California Municipal Obligations.

b.           Corporate Shareholders will be subject to the California franchise tax and alternative minimum tax (Section 23101 et seq. of the California Revenue and Taxation Code (Division 2, Part 11)) on distributions received from the Series even if such distributions are attributable to interest received by the Series during its taxable year on California Municipal Obligations.

c.           Corporate Shareholders that are not subject to the California franchise tax (Section 23101 et seq. of the California Revenue and Taxation Code (Division 2, Part 11)) but are instead subject to the California corporate income tax and alternative minimum tax (Section 23501 et seq. of the California Revenue and Taxation Code (Division 2, Part 11)) will not be required to include in income distributions received from the Series to the extent such distributions are attributable to interest received by the Series during its taxable year on California Municipal Obligations.

d.           Shares of the Fund will not be subject to California property tax authorized by Article 13, Section 2 of the California Constitution and Section 201 of the California Revenue and Taxation Code.

This letter will also confirm that, in the course of our review, nothing has come to our attention that would cause us to believe that either (a) the section captioned “Fund Distributions and Tax Issues” in the Prospectus for the Series to be dated October 31, 2006, or the section of the Fund’s Statement of Additional Information captioned “California Taxation” (which is incorporated by reference into the Prospectus in its entirety) contains any untrue statement of a material fact or (b) that such section of the Prospectus when read together with such section of the Statement of Additional Information omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made.

Dryden California Municipal Fund

October 25, 2006

Because the foregoing statements and opinion are rendered as of the date of this letter, we can provide no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming which would modify or supersede our statements and opinion. The foregoing opinion relates solely to matters of California taxation and no opinion is given concerning any federal tax issues arising from these transactions. This letter is solely for your benefit and may not be delivered to or relied upon by other persons or referred to or quoted from without our express prior written consent.

Sincerely,

/S/ PAUL, HASTINGS, JANOFSKY & WALKER LLP

Paul, Hastings, Janofsky & Walker LLP